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                                  RADNET, INC.
                               1510 COTNER AVENUE
                          LOS ANGELES, CALIFORNIA 90025


Via EDGAR
June 4, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention:  Division of Corporate Finance

Re:  RadNet, Inc.
     Registration Statement on Form S-8
     File No.: 333-143462
     --------------------

Ladies and Gentlemen:

RadNet, Inc. (the "Company") hereby requests for the Commission's consent to the withdrawal of the Registration Statement referred to above. The Company requests the withdrawal of the Registration Statement because it was untimely filed. No prospectus has been distributed and no securities have been sold pursuant to the Registration Statement.

Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state: "Withdrawn upon the request of the Registrant with the Commission consenting thereto."

Please direct all inquiries to Jeffrey Linden at (310) 478-7808.

                                                RadNet, Inc.


                                                /s/  Jeffrey L. Linden

                                                Jeffrey L. Linden
                                                Executive Vice President and
                                                General Counsel